SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A7
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)

(Amendment No. 7)

AEGIS COMMUNICATIONS GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

00760B105
(CUSIP Number)

Robert D. Denious
2000 Town Center
Suite 2450
Southfield, MI 48075
Tel: (248) 213-2200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2003
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [   ] .

CUSIP No. 00760B105			Page 2 of 10 pages

1.	Name of Reporting Person: QUESTOR PARTNERS FUND II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 66,318,293

		8.	Shared Voting Power: 42,585,984

		9.	Sole Dispositive Power: 66,318,293

		10.	Shared Dispositive Power: 42,585,984

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 108,904,277

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 78.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 00760B105			Page 3 of 10 pages

1.	Name of Reporting Person: QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,563,471

		8.	Shared Voting Power: 106,340,806

		9.	Sole Dispositive Power: 2,563,471

		10.	Shared Dispositive Power: 106,340,806

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 108,904,277

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 78.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 00760B105			Page 4 of 10 pages

1.	Name of Reporting Person: QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,032,222

		8.	Shared Voting Power: 107,872,055

		9.	Sole Dispositive Power: 1,032,222

		10.	Shared Dispositive Power: 107,872,055

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 108,904,277

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 78.2%

14.	Type of Reporting Person (See Instructions): PN

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 7 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on December 20, 1999 (as amended, the “Statement”) is filed with respect to the Common Stock, par value $.01 per share (the “Common Stock”), of Aegis Communications Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated in its entirety as follows:

     This Statement is being filed by Questor Partners Fund II, L.P., a Delaware limited partnership (“Questor Partners II”), Questor Side-by-Side Partners II, L.P., a Delaware limited partnership (“Questor SBS II”), and Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership (“Questor 3(c)(1)”, and, together with Questor Partners II and Questor SBS II, the “Filing Persons”).

     The Filing Persons were formed to seek substantial long-term capital appreciation by investing capital in, and applying their turnaround, bankruptcy and management expertise to, underperforming, troubled and distressed companies and, overall, to special situations. The Filing Persons seek to make investments that can lead to sole or shared control or substantial influence over businesses through ownership of equity, debt (including loans and trade claims) or other securities capable of providing equity-like returns. The Filing Persons intend to leverage the capital employed with the management, turnaround, financial restructuring, crisis management and unique special situation capabilities of the Filing Persons’ managers and their affiliates.

     The general partner of Questor Partners II is Questor General Partner II, L.P., a Delaware limited partnership (“QGP II”), whose sole business is to act as the general partner of Questor Partners II. The general partner of QGP II, Questor SBS II and Questor 3(c)(1) is Questor Principals II, Inc., a Delaware corporation (“Questor Principals”), whose sole business is to act as the general partner of QGP II, Questor SBS II and Questor 3(c)(1). Questor Management Company, LLC, a Delaware limited liability company (“Questor Management”, and together with the Filing Persons, QGP II and Questor Principals, the “Questor Entities”) conducts the day-to-day management of the Filing Persons and other investment funds.

     The controlling shareholder of Questor Principals and the ultimate controlling holder of membership interests of Questor Management is Jay Alix. Mr. Alix, Henry L. Druker, Albert A. Koch, Michael D. Madden, Wallace L. Rueckel and Robert E. Shields are the directors of Questor Principals (the “Questor Directors”). Mr. Alix and Mr. Shields are the executive officers of Questor Principals and Questor Management and are the directors of Questor Management.

     Mr. Alix is the President and Chief Executive Officer and a Principal of Questor Principals and Questor Management. In addition, Mr. Alix is the founder and a principal of AlixPartners, LLC, a Delaware limited liability company (“AlixPartners”), a nationally-recognized turnaround and crisis management firm based in Southfield,

Page 5 of 10 pages

Michigan. Mr. Shields is the Chief Operating Officer and a Principal of Questor Principals and Questor Management. Mr. Druker, Mr. Koch, Mr. Madden and Mr. Rueckel are Principals of Questor Principals and Questor Management. Mr. Koch is the chairman of AlixPartners. Each of the Questor Directors is a citizen of the United States.

     The principal offices of the Filing Persons, QGP II and Questor Principals are located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The principal offices of Questor Management and the business address of Mr. Alix, Mr. Koch, Mr. Rueckel and Mr. Shields are located at 2000 Town Center, Suite 2450, Southfield, Michigan 48075. The business address of Mr. Druker and Mr. Madden is 9 West 57th Street, 34th Floor, New York, New York 10017.

     During the last five years, none of the Questor Entities or the Questor Directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and supplemented by adding the following thereto:

     Dividends have been declared on the Series E Preferred, thereby increasing the number of shares of Common Stock into which the Series E Preferred is convertible (see Item 5 below). Amounts have been added to the investment value of, and reductions have been made to the Conversion Price (defined below) of, the Series F Preferred, thereby increasing the number of shares of Common Stock into which the Series F Preferred is convertible (See Item 5 below). No additional funds or other consideration were required.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 (a) is hereby amended and restated in its entirety as follows:

     (a)  As of June 30, 2003, the Questor Entities and the Questor Directors may be deemed to own beneficially (i) 66,757,972 shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred owned by the Filing Persons into Common Stock, subject to adjustment as provided in the Series F Certificate, (ii) 367,512 shares of Common Stock issuable upon conversion of the 8,728.56 shares of Series E Preferred owned by the Filing Persons into Common Stock, subject to adjustment as provided in the Series E Certificate, (iii) 2,788,502 shares of Common Stock and (iv) 38,990,291 shares of Common Stock beneficially owned by Thayer as of such date (Thayer’s ownership being based on advice received from Thayer).

     Questor Partners II is the direct beneficial owner of 44,368.849 shares of the Series F Preferred, which are convertible into 63,357,740 shares of Common Stock as of June 30, 2003. Questor SBS II is the direct beneficial owner of 1,695.814 shares of Series F Preferred, which are convertible into 2,421,585 shares of Common Stock as of June 30, 2003. Questor 3(c)(1) is the direct beneficial owner of 685.337 shares of Series F Preferred, which are convertible into 978,646 shares of Common Stock as of June 30, 2003.

Page 6 of 10 pages

     Questor Partners II is the direct beneficial owner of 8,187.97 shares of the Series E Preferred, which are convertible into 344,751 shares of Common Stock as of June 30, 2003. Questor SBS II is the direct beneficial owner of 392.41 shares of Series E Preferred, which are convertible into 16,522 shares of Common Stock as of June 30, 2003. Questor 3(c)(1) is the direct beneficial owner of 148.18 shares of Series E Preferred, which are convertible into 6,239 shares of Common Stock as of June 30, 2003.

     Questor Partners II is the direct beneficial owner of 2,615,802 shares of Common Stock as of June 30, 2003. Questor SBS II is the direct beneficial owner of 125,363 shares of Common Stock as of June 30, 2003. Questor 3(c)(1) is the direct beneficial owner of 47,337 shares of Common Stock as of June 30, 2003.

     The holders of the Series F Preferred have the right to convert such shares at any time prior to December 10, 2007, at the holder’s option, into shares of Common Stock at a conversion price in effect at the time of conversion (the “Conversion Price”). There is an automatic $0.005 reduction in the Conversion Price per year for each of the first eight years after December 10, 1999. The Conversion Price is also subject to adjustment from time to time in the event of stock dividends or splits, the issuance of options, rights or warrants with exercise prices below the fair market value of the Common Stock, reclassifications, reorganizations, mergers, sales of assets or other events that would otherwise dilute the number of shares into which the Series F Preferred are convertible. If not already converted, the Series F Preferred will be automatically converted into shares of Common Stock on December 10, 2007. As of June 30, 2003, the Conversion Price was approximately $.9822. The maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 66,757,972 as of June 30, 2003. Taking into account all of the automatic reductions in the Conversion Price that would take effect by December 10, 2007, but assuming no other potential adjustments to the Conversion Price or the investment value of the Series F Preferred, the maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 66,757,972 as of June 30, 2003. The Series F Preferred is entitled to receive dividends at the rate of 9.626% per annum. To the extent that dividends are not paid on any March 31, June 30, September 30 or December 31 of any year, all such amounts are added to the investment value of such shares.

     The Questor Entities may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by the Filing Persons. The Questor Entities and Thayer may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by Thayer and the Common Stock that is beneficially owned by the Filing Persons as a result of the Filing Persons and Thayer being parties to the Stockholders Agreement (as defined in Item 4 above). As a result, the Common Stock reported as beneficially owned by Thayer may be deemed to be beneficially owned by the Questor Entities and the Questor Directors. In light of the foregoing, based on the number of shares of Common Stock reported as outstanding by the Company in the Company’s Report on Form 10-Q for the quarter ended March 31, 2003, the Questor Entities and the Questor Directors may be deemed to own beneficially 78.2% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended and supplemented by adding the following thereto:

     1.     Joint Filing Agreement.

Page 7 of 10 pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2003
QUESTOR PARTNERS FUND II, L.P. a Delaware limited partnership

	By: By:	Questor General Partner II, L.P. its General Partner Questor Principals II, Inc. its General Partner

	By:	/s/ Robert D. Denious

	Title:	Managing Director

QUESTOR SIDE-BY-SIDE PARTNERS II, L.P. a Delaware limited partnership

	By:	Questor Principals II, Inc. Its General Partner

	By:	/s/ Robert D. Denious

	Title:	Managing Director

QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P. a Delaware limited partnership

	By:	Questor Principals II, Inc. Its General Partner

	By:	/s/ Robert D. Denious

	Title:	Managing Director

Page 8 of 10 pages

INDEX OF EXHIBITS

1.	Joint Filing Agreement.

Page 9 of 10 pages